UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT   **June 20, 2011**

(DATE OF EARLIEST EVENT REPORTED)   **June 16, 2011**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(IRS Employer Identification No.)**

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On June 16, 2011, the Registrant's indirect wholly-owned subsidiary, Texas Gas Transmission, LLC ("Texas Gas") issued $115 million aggregate principal amount of its 4.50% senior notes due 2021 (the "Notes"). The Notes were issued pursuant to the indenture, dated as of January 19, 2011 (the "Original Indenture"), as amended by the First Supplemental Indenture dated June 7, 2011 (the "First Supplemental Indenture") and the Second Supplemental Indenture dated June 16, 2011 (the "Second Supplemental Indenture") between Texas Gas and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "Trustee"). The Notes are an additional issue of Texas Gas' outstanding 4.50% senior notes due 2021, issued in an aggregate principal amount of $325 million on January 19, 2011 (the "Original Notes"). Texas Gas entered into the Second Supplemental Indenture solely for the purpose of establishing the principal amount of the Notes issued on June 16, 2011. A copy of the Second Supplemental Indenture is filed herewith as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The foregoing description of the Second Supplemental Indenture is qualified in its entirety by reference to such Second Supplemental Indenture. The Original Indenture was included as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 19, 2011 and the First Supplemental Indenture was included as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 13, 2011. Both the Original Indenture and the First Supplement Indenture are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 is hereby incorporated by reference into this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
Exhibit 4.1	*Second Supplemental Indenture dated June 16, 2011, between Texas Gas Transmission, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee.*


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

      By: BOARDWALK GP, LP,
                         its general partner

                By: BOARDWALK GP, LLC,
                              its general partner

                    By: /s/ *Jamie L. Buskill*
                                Jamie L. Buskill
                                Senior Vice President, Chief Financial Officer and Treasurer

Dated: June 20, 2011

Exhibit 4.1   **Execution Copy**

TEXAS GAS TRANSMISSION, LLC

$115,000,000

4.50% NOTES DUE 2021

SECOND SUPPLEMENTAL INDENTURE

Dated as of June 16, 2011

to

INDENTURE

Dated as of January 19, 2011

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,
as Trustee

Exhibit 4.1   **Execution Copy**

This **SECOND SUPPLEMENTAL INDENTURE**, dated as of June 16, 2011 (this "Supplemental Indenture"), is entered into between Texas Gas Transmission, LLC, a Delaware limited liability company (the "Issuer") and The Bank Of New York Mellon Trust Company, N.A., a national banking association, as Trustee (the "Trustee").

WHEREAS, the Issuer and the Trustee entered into an Indenture, dated as of January 19, 2011, as supplemented by the First Supplemental Indenture thereto, dated June 7, 2011 (as so supplemented, the "Original Indenture," and as supplemented or amended from time to time, including pursuant to this Supplemental Indenture, the "Indenture");

WHEREAS, pursuant to the Original Indenture, the Issuer is authorized to issue Additional Notes that have identical terms as the Initial Notes issued on January 19, 2011, other than with respect to the date of issuance and issue price;

WHEREAS, the Issuer proposes to issue Additional Notes under the Indenture; and

WHEREAS, pursuant to Section 2.14 of the Original Indenture, the Issuer has delivered to the Trustee a Board Resolution and an Officers' Certificate, setting forth the aggregate principal amount of the Additional Notes to be issued, the date of issuance, issue price and CUSIP and/or ISIN numbers of the Additional Notes to be issued, and a statement that the Additional Notes to be issued shall be subject to the restrictions on transfer set forth in Section 2.6 of the Original Indenture relating to Restricted Global Notes and Restricted Definitive Notes;

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Issuer and the Trustee agree as follows:

ARTICLE ONE
RELATION TO INDENTURE; DEFINITIONS

Section 1.1 **Relation to Indenture.**

With respect to the Additional Notes issued hereby, this Supplemental Indenture constitutes an integral part of the Indenture.

Section 1.2 **Definitions.**

For all purposes of this Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Original Indenture.

Section 1.3 **Rules of Construction.**

Unless the context otherwise requires:

(a)   a term has the meaning assigned to it;

(b)   an accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP;

(c)   "or" is not exclusive;

(d)   words in the singular include the plural, and in the plural include the singular;

(e)   all references in this instrument to "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and subdivisions of this instrument as originally executed;

(f)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture as a whole and not to any particular Article, Section or other subdivision.

(g)   "including" means "including without limitation;"

(g)   provisions apply to successive events and transactions; and

(i)   references to sections of or rules under the Securities Act, the Exchange Act or the Trust Indenture Act of 1939 shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time thereunder.

ARTICLE TWO
THE ADDITIONAL NOTES

Section 2.1   <u>**Amount**</u>.

The aggregate principal amount of the Additional Notes issued hereby shall be $115,000,000.

Section 2.2   <u>**Relation to the Initial Notes**</u>.

The Additional Notes issued hereby shall have identical terms as the Initial Notes issued on January 19, 2011 pursuant to the Original Indenture, other than with respect to the date of issuance and the issue price. The Additional Notes issued hereby and the Initial Notes shall be treated as a single class for all purposes under the Indenture, and for the avoidance of doubt, any references to the term "Notes" in the Indenture shall include both the Initial Notes and the Additional Notes issued hereby.

ARTICLE THREE
MISCELLANEOUS

Section 3.1   **Certain Trustee Matters.**

The recitals contained herein shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture or the Additional Notes issued hereby or the proper authorization or the due execution hereof or thereof by the Issuer.

Except as expressly set forth herein, nothing in this Supplemental Indenture shall alter the duties, rights or obligations of the Trustee set forth in the Original Indenture.

The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in the offering memorandum related to the Additional Notes issued hereby, except such information which specifically pertains to the Trustee itself, or any information incorporated therein by reference.

Section 3.2   **Continued Effect.**

Except as expressly supplemented and amended by this Supplemental Indenture, the Original Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Original Indenture (as supplemented and amended by this Supplemental Indenture) is in all respects hereby ratified and confirmed. This Supplemental Indenture and all its provisions shall be deemed a part of the Original Indenture in the manner and to the extent herein and therein provided.

Section 3.3   **Governing Law.**

This Supplemental Indenture and the Additional Notes issued hereby shall be governed by the laws of the State of New York, and shall be and construed in accordance with the laws of such State.

Section 3.4   **Counterparts.**

This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

[*Signatures on following page*]

Exhibit 4.1 **Execution Copy**

SIGNATURES

Dated as of June 16, 2011.

Issuer:

TEXAS GAS TRANSMISSION, LLC

By: ___/s/ Jamie L. Buskill_____
Name: Jamie L. Buskill
Title: Senior Vice President, Chief Financial
           Officer and Treasurer

Trustee:

THE BANK OF NEW YORK MELLON
    TRUST COMPANY, N.A., as Trustee

By: _____/s/ Linda Garcia_____
Name: Linda Garcia
Title: Vice President